SECU[barcode] 06002187 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB 2/27/0

SEC FILE NUMBER
8-52350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANCHESTER FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 IDC Center, 80 South 8th Street

(No. and Street)

Minneapolis, (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Simpson 612-436-2837

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP

(Name – *if individual, state last, first, middle name*)

7601 France Avenue So., Suite 400, (Address) Minneapolis (City) MN (State) 55435 (Zip Code)

PROCESSED MAR 2 1 2006 THOMSON FINANCIAL

SEC MAIL FEB 0 3 2006 WASH. D.C. 105 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM

OATH OR AFFIRMATION

I, James W. Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manchester Financial Group, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL

Title

Notary Public

Genevieve Scott Nordstrom
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash flow
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manchester Financial Group, LLC

Financial Statements

Years Ended December 31, 2005 and 2004

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Governors
Manchester Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Manchester Financial Group, LLC as of December 31, 2005, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Manchester Financial Group, LLC as of December 31, 2004, were audited by other auditors whose report dated February 1, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

January 18, 2006
Minneapolis, Minnesota

Manchester Financial Group, LLC

Statements of Financial Condition

December 31, 2005 and 2004

Assets		2005		2004
Cash	$	46,916	$	103,558
Accounts receivable		0		5,608
Due from related party		521,585		101,709
Other assets		1,341		5,299
Goodwill		29,739		29,739
TOTAL ASSETS	$	599,581	$	245,913
Liabilities and Member's Equity				
Liabilities:				
Accounts payable	$	853	$	1,365
Accrued expenses		3,000		0
Total liabilities		3,853		1,365
Member's equity		595,728		244,548
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	599,581	$	245,913

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Operations

Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Revenues	$ 898,037	$ 672,613
Reimbursed expenses	14,035	19,224
Total revenue	912,072	691,837
Operating expenses	560,892	423,511
Net income	$ 351,180	$ 268,326

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Member's Equity

Years Ended December 31, 2005 and 2004

		Member's Equity
Balance at December 31, 2003	$	83,921
Net income		268,326
Distributions to member		(107,699)
Balance at December 31, 2004		244,548
Net income		351,180
Balance at December 31, 2005	$	595,728

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$ 351,180	$ 268,326
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Accounts receivable	5,608	27,900
Due from related party	(419,876)	(101,709)
Other assets	3,958	(5,299)
Accounts payable and accrued expenses	2,488	(53,573)
Net cash provided by (used in) operating activities	(56,642)	135,645
Cash flows from financing activities:		
Distributions	0	(107,699)
Net change in cash	(56,642)	27,946
Cash at beginning of year	103,558	75,612
Cash at end of year	$ 46,916	$ 103,558

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited liability company and is a wholly owned subsidiary of Manchester Companies, Inc. (MCI). The Company is engaged in mergers and acquisitions, capital raising activities, and financial advisory services in the upper Midwest.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

Revenues resulting from consulting fees are recognized in the period the services are provided. Success fees are recognized upon closing a deal.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. No allowance for doubtful accounts was considered necessary at December 31, 2005 and 2004.

Goodwill

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company assesses goodwill for impairment at least annually. No impairment adjustment was deemed necessary for the years ended December 31, 2005 and 2004.

Income Taxes

The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Note 2 Related Party Transactions

The Company has an expense sharing agreement with MCI in which MCI pays all MCI and Company expenses and then invoices the Company for the expenses related to the Company's operations. These expenses include, but are not limited to, rent, professional and administrative services, payroll, and supplies. Under the agreement, the Company charged to operating expenses $514,618 in 2005, and $393,015 in 2004. The Company had advances to MCI of $521,585 and $101,709 at December 31, 2005 and 2004, respectively, which are non-interest bearing and due on demand.

The Company had revenue from a related party of $0 and $50,000 for the years ended December 31, 2005 and 2004, respectively.

Note 3 Concentrations

Approximately 60% of revenue was derived from a single client in 2005, and approximately 47% of revenue was derived from three clients in 2004.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $43,063, which was $38,063 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2005 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

Note 5 Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation. These reclassifications had no effect on previously reported results of operations or member's equity.

MANCHESTER FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total member's equity		$ 595,728
Deductions and/or charges:		
Non-allowable assets:		
Due from related party	$ 521,585	
Other current assets and goodwill	31,080	552,665
Net capital before haircuts on securities owned		43,063
Haircuts on corporate securities		--
Net capital		$ 43,063

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial position	$ 3,853

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 38,063
Ratio: Aggregate indebtedness to net capital	0.09 to 1

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Wipfli LLP
7601 France Avenue South
Suite 400
Minneapolis, MN 55435
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Independent Auditor's Supplemental Report on Internal Control

Board of Governors
Manchester Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Manchester Financial Group, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Minneapolis, Minnesota
January 18, 2006